UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2011
Commission File Number: 333-171863
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Translation of registrant’s name into English)
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 30, 2011, Stratus Technologies Bermuda Ltd. (the “Bermuda Issuer”) and Stratus Technologies, Inc. (the “U.S. Issuer” and, together with the Bermuda Issuer, the “Issuers”), each a wholly owned subsidiary of Stratus Technologies Bermuda Holdings Ltd., consummated the purchase of 4,997 of their outstanding units (the “Units”), each comprised of $480 principal amount of 12% Senior Secured Notes due 2015 of the Bermuda Issuer and $520 principal amount of 12% Senior Secured Notes due 2015 of the U.S. Issuer.
The Units were purchased pursuant to the Issuers’ offer (the “Excess Cash Flow Offer”) to purchase up to 5,000 Units, pursuant to the Indenture dated as of April 8, 2011, among the Issuers and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the Units and the Issuers’ Notice of Excess Cash Flow Offer dated as of May 31, 2011 (the “Offer Notice”).
The Excess Cash Flow Offer expired at 11:59 p.m., Eastern time, on June 27, 2011 (the “Expiration Time”). Because more than 5,000 Units were validly tendered and not withdrawn by holders of the Units pursuant to the Excess Cash Flow Offer, the Units purchased in the Excess Cash Flow Offer were purchased on a pro rata basis, as described in the Offer Notice and in accordance with the policies and procedures of The Depositary Trust Company.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: June 30, 2011	By:	/s/ Ernest Morrison
		Name:	Ernest Morrison
		Title:	Director

Form 6-K